CIPSCO Incorporated
607 East Adams Street
Springfield, Illinois 62739
217 523-3600
===========================

     February 28, 1997


     Securities & Exchange Commission
     Office of Public Utility Regulation
     Division of Investment Management
     450 Fifth Street N.W.
     Washington, DC 20549-1004

     Dear Sir/Madam:

     Re:  Filing Requirement Under Holding
          Company Act Release No. 35-25152,
          File No. 70-7274

     Pursuant to the annual reporting requirements contained on page 21 of the Memorandum Opinion and Order (Holding Company Act Release No. 35-25152, File No. 70-7274) dated September 18, 1990, CIPSCO Incorporated submits the following items:

     FILING REQUIREMENT NO. (1) requests "a description and explanation of all associate companies, their relationships to each other and to the utilities, and the type of business in which each is involved;"

          See Exhibit A and A-1 attached.

     FILING REQUIREMENT NO. (2) requests "the assets of the utilities, the holding company, its non-utility activities, and the percentage of non-utility activities."

          See Exhibit B attached.

                              Very truly yours,

                              /s/  R. C. Porter
                              R. C. Porter
                              Treasurer and Assistant Secretary
                              of CIPSCO Incorporated

     RCP:slj
     Enclosures

     xc:  Robert P. Wason
          Securities and Exchange Commission


                                                  Exhibit A


                      CIPSCO Incorporated
                     Holding Company System
                       December 31, 1996



(Information for    CIPSCO Incorporated (CIPSCO) is a holding
requirement No.     company established October 1, 1990.
(1) appearing on    CIPSCO's principal subsidiary is Central
page 21 of Release  Illinois Public Service Company (CIPS), an
No. 35-25152;       electric and natural gas utility.  CIPSCO
70-7274)            owns 100% of the common stock of CIPS.
                    CIPSCO owns 100% of the stock of CIPSCO Investment
                    Company, a non-regulated subsidiary, which manages non-regulated investments and provides investment management services to CIPSCO and its non-regulated affiliates. CIPSCO Investment Company owns 100% of the stock of its four non-regulated subsidiaries, CIPSCO
                    Securities Company, CIPSCO Leasing Company, CIPSCO
                    Energy Company and CIPSCO Venture Company.  CIPSCO
                    Securities Company invests in marketable securities, CIPSCO Leasing Company invests in long-term leveraged lease transactions, CIPSCO Energy Company invests in energy-related projects or leases and CIPSCO Venture
                    Company invests in opportunities within the CIPS utility service territory to assist economic development efforts in the region. CIPSCO Leasing
                    Company owns 100% of the stock of its four non-regulated subsidiaries and CIPSCO Energy Company owns
                    100% of the stock of its 11 non-regulated subsidiaries.
                    (See Exhibit A-1 attached.)

                    Accounting financial, legal, computer data processing and other services may be rendered through interaction of the associated companies (CIPSCO Incorporated and its subsidiaries) and are billed in accordance with regulatory requirements of the Illinois Commerce Commission regarding services provided to associated companies. CIPS employees from time to time perform work for CIPSCO and CIPSCO Investment Company and its subsidiaries, all in accordance with approval of the Illinois Commerce Commission.


                                                  Exhibit A-1


                 Subsidiaries of CIPSCO Leasing
               Company and CIPSCO Energy Company
                       December 31, 1996


                    CIPSCO Leasing Company
                         CLC Aircraft Leasing Company
                         CLC Leasing Company A
                         CLC Leasing Company B
                         CLC Leasing Company C
                    CIPSCO Energy Company
                         CEC-PGE-G Co.
                         CEC-PGE-L Co.
                         CEC-APL-G Co.
                         CEC-APL-L Co.
                         CEC-PSPL-G Co.
                         CEC-PSPL-L Co.
                         CEC-MPS-G Co.
                         CEC-MPS-L Co.
                         CEC-ACE-G Co.
                         CEC-ACE-L Co.
                         CEC-ACLP Co.


                                                  Exhibit B


                      CIPSCO Incorporated
                     Holding Company System
                       December 31, 1996
                          (thousands)


Assets of Utility*                           $1,753,244

Assets of Holding Company and
Non-regulated Affiliates*                    $  118,412
                                              _________

Total Consolidated Assets                    $1,871,656
                                              =========

Percent of Non-regulated Assets                    6.33%



* Assets are net of intercompany receivables and investments.

(Information for requirement No. (2) appearing on page 21 of Release No. 35-25152, File No. 70-7274).